October 26, 2023

Via EDGAR Submission

Ms. Jennifer O’Brien

Ms. Kimberly Calder

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seaport Global Acquisition II Corp.
Form 10-Q for Fiscal Quarter Ended June 30, 2023 File No. 001-41075

Dear Ms. O’Brien and Ms. Calder:

On behalf of our client, Seaport Global Acquisition II Corp., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated October 19, 2023 (the “Comment Letter”), with respect to the above-referenced Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2023 filed with the Commission on August 28, 2023 (File No. 001-41075) (the “Form 10-Q”).

For ease of reference, each comment contained in the Comment Letter is printed below in italics and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Form 10-Q. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Form 10-Q.

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Notes to Financial Statements
Note 1-Organization and Business Operation, page 5

1.	We note disclosure on page 7 that “In connection with the Meeting, the Company entered into Voting and Non-Redemption Agreements with certain stockholders of the Company holding an aggregate of 3,281,138 shares in exchange for their agreeing not to redeem shares of the Company’s common stock at the Meeting (collectively, the “Non-Redemption Agreements”).” Please clarify for us why these shares appear to remain classified as Class A common stock subject to possible redemption. As part of your response, clarify for us whether there was an accounting impact related to the term in these agreements that provide for the allocation of up to 770,284 shares of common stock held by the Sponsor.

October 26, 2023

Response: The Company acknowledges the Staff’s comment and respectfully notes that the Non-Redemption Agreements only provided that the stockholders party thereto agreed not to exercise their redemption rights in connection with the approval of the first extension to the Combination Period at the Meeting held on February 13, 2023. Following that Meeting, the stockholders party to the Non-Redemption Agreements retained their redemption rights in connection with future extension approvals and approval of the Business Combination. Accordingly, the Company believes that the shares that were subject to the Non-Redemption Agreements remain properly classified as Class A common stock subject to possible redemption as of June 30, 2023. However, to avoid potential confusion, the Company proposes revising the disclosure regarding the Non-Redemption Agreements to clarify by adding the following:

“The stockholders party to the Non-Redemption Agreements only agreed to refrain from exercising redemption rights in connection with the Meeting and retain their redemption rights in connection with the approval of a Business Combination (or any future amendment to extend the period to complete a Business Combination).”

Because the Non-Redemption Agreements were entered into between the respective stockholders and the Company’s Sponsor (and the Company was not a party), there was no accounting impact of the Non-Redemption Agreements for the Company. Specifically, the Sponsor agreed to transfer the shares to the stockholders only on a contingent basis (i.e., subject to the consummation of a Business Combination), and if a Business Combination is not consummated, such shares would be worthless.

Note 2-Significant Accounting Policies
Basis of Presentation, page 9

2.	Please revise your disclosure to include a statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. In addition, if all such adjustments are of a normal recurring nature, a statement to that effect shall be made; otherwise, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown. Refer to Rule 10-01(b)(8) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and proposes to supplement the disclosure under the heading “Note 2—Significant Accounting Policies—Basis of Presentation” to include the following:

“In the opinion of the Company’s management, the accompanying condensed financial statements contain all adjustments necessary for a fair statement of the Company’s financial position as of June 30, 2023, its results of operations for the three- and six-months ended June 30, 2023 and 2022 and its cash flows for the six months ended June 30, 2023 and 2022. All such adjustments are of a normal and recurring nature.”

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

October 26, 2023

Sincerely,

/s/ R. William Burns

Paul Hastings LLP

cc:	Jay Burnham, Seaport Global Acquisition II Corp.